

Mail Stop 3720

August 25, 2016

Martin A. Kits van Heyningen
Chief Executive Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

> **Re: KVH Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 000-28082**

Dear Mr. Kits van Heyningen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

 Notes to consolidated financial statements

(1) Summary of Significant Accounting Policies, page 62

(e) Revenue Recognition, page 63

Satellite connectivity and media content sales, page 64

1. We note your statement that, "Directly sold and re-sold satellite connectivity service for voice, data and Internet is recognized monthly based upon minutes or megabytes of traffic processed or contracted fixed fee schedules. Typically, all subscribers enter into a contracted one-year minimum service agreement. The Company records all satellite connectivity

service sales to subscribers as gross sales, as the Company is the primary obligor in the contracted service arrangement."   In this regard,

- Please tell us how you considered all factors noted in ASC 605-45-45 in determining that gross revenue recognition is appropriate.
- Tell us the deliverable offered to your customer and why you believe you are the primary obligor.
- Tell us in detail about your relationship with Inmarsat and Iridium.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 26

2. We note your reference to adjusted EBITDA and revenue goals that are set at the beginning of the year for purposes of establishing bonus compensation. In future filings, please disclose those objective targets on a retrospective basis. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications